UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 14, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 33.3.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 14, 2026

DATE, TIME AND PLACE: April 14, 2026, at 12.00 p.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Adrian Calaza, Alberto Mario Griselli, Alessandra Michelini, Camillo Greco, Claudio Giovanni Ezio Ongaro, Denísio Augusto Liberato Delfino, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino and Leonardo de Carvalho Capdeville, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Adrian Calaza – Chairman; and Mr. Leonardo Caiaffo Ferreira – Secretary.

AGENDA: Presentation on the general conditions for the Company’s participation in the 700 MHz spectrum auction to be conducted by the Brazilian National Telecommunications Agency - ANATEL.

RESOLUTIONS: Upon review of the materials presented and filed at the Company’s head office, and based on the information provided and the discussions held on the matter included in the Agenda, the Board Members, by the unanimous vote of those present and with the abstention of those legally prevented from voting, resolved to record their statements and resolutions as follows:

The Board members acknowledged the general terms and conditions for the Company’s participation in the auction related to the 700 MHz frequency band (the ‘700 MHz Auction’) and approved the Company’s participation in all stages of such bidding process, in accordance with the Request for Proposals approved and published by the Brazilian National Telecommunications Agency – ANATEL (‘ANATEL’).

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

April 14, 2026

Accordingly, the Board Members, in accordance with the terms and criteria set forth in the supporting materials, ratified all preparatory acts carried out up to the present date in connection with the 700 MHz Auction and authorized the Company’s officers and/or attorneys-in-fact, acting individually or jointly, to take all necessary actions, execute any instruments, agreements, contracts and terms, and provide any representations and warranties required for the due implementation of this resolution, including, but not limited to: (i) contracting bid maintenance and performance guarantees in any of the forms permitted under the 700 MHz Auction, including bank guarantee letters, performance bonds or cash collateral; (ii) submitting proposals and performing any other acts related to the Company’s participation in the 700 MHz Auction; (iii) subsequently obtaining the authorizations for the use of radiofrequencies resulting therefrom, in the form and on the dates designated by ANATEL; (iv) preparing, executing, submitting and renewing price proposals, including substitute proposals, and submitting bids; (v) submitting identification, tax compliance and qualification documents; (vi) issuing receipts; (vii) initialing envelopes and documents; (viii) executing attendance lists and minutes; (ix) issuing and executing statements; (x) submitting challenges and petitions; (xi) waiving appeal deadlines; (xii) filing appeals and requests for reconsideration, as well as contesting them; (xiii) granting and receiving guarantees; (xiv) taking the measures necessary for the definition and indication of locations related to the assumption of commitments; and (xv) executing Authorization Terms, in summary, performing any and all acts related to the 700 MHz Auction and to the granting of authorizations for the use of radiofrequencies arising therefrom.

In addition to the matter included on the Agenda, the Board Members recorded their resolutions regarding the following off-agenda matters, as described below:

The Board Members acknowledged the resignation letter submitted by Mrs. Fabiane Reschke on March 31, 2026, with immediate effect, in respect of the positions she held at the Company as Diretora Jurídica (Legal Officer) and Secretary of the Board of Directors. The members of the Board of Directors thanked Mrs. Fabiane Reschke for her commitment and dedication in the performance of her duties throughout her term of office and wished her success in her new endeavors.

The position of Diretor Jurídico (Legal Officer) remains vacant until her replacement is duly elected and takes office. Accordingly, the Company’s Statutory Executive Board shall be composed of the following officers: (i) Alberto Mario Griselli, Diretor Presidente (Chief Executive Officer); (ii) Andréa Palma Viegas Marques, Diretora Financeira (Chief Financial Officer); (iii) Vicente de Moraes Ferreira, Investor Relations Officer; (iv) Mario Girasole, Regulatory and Institutional Affairs Officer; and (v) Maria Antonietta Russo, People, Culture & Organization Officer.

The Company’s Executive Officers shall hold office until the first meeting of the Board of Directors to be held after the Company’s Annual Shareholders’ Meeting scheduled for 2027, with their terms being extended, if necessary, until their duly elected successors take office.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

April 14, 2026

Finally, the Board of Directors, in accordance with its Internal Regulations, nominated and elected Mr. Leonardo Caiaffo Ferreira to serve as Secretary of the Company’s Board of Directors, until the first meeting of the Board of Directors to be held after the Company’s Annual Shareholders’ Meeting in 2027.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), April 14, 2026.

LEONARDO CAIAFFO FERREIRA

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: April 14, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer